August 1, 2025

Allan Marshall
President and Chief Executive Officer
Upexi, Inc.
3030 North Rocky Point Drive, Suite 420
Tampa, FL 33607

       Re: Upexi, Inc.
           Registration Statement on Form S-1
           Filed July 21, 2025
           File No. 333-288822
Dear Allan Marshall:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Business
The Company's Solana Treasury Strategy, page 26

1. We note your disclosure that your strategy changed to include cryptocurrencies in early 2025 and that you refined your Cryptocurrency strategy and treasury policy to primarily hold Solana (SOL) on the balance sheet. Please provide a materially complete description of SOL and your treasury strategy. In that regard:
           Provide a discussion of the material aspects of your treasury strategy and how you intend to generate profit through this strategy.
           Describe the material aspects of your plans to stake the SOL you hold.
           Describe the use case for SOL including its intended purpose, use and/or function.
 August 1, 2025
Page 2

             Provide a discussion of SOL "tokenomics" discussing the past and current supply of SOL, how new SOL is created, any burn mechanism, the amount of SOL locked up and the related unlocking schedule, and any inflationary or deflationary mechanism.
             Include a discussion of the Solana ecosystem and a description of the lifecycle of the SOL token.
             Disclose whether you intend to use third-party custodians to store the SOL you hold and, if so, identify them and disclose the material terms of your custody arrangements.
Incorporation of Certain Documents by Reference, page 37

2. We note that you have not yet filed your Form 10-K for your most recently completed fiscal year, and therefore appear to be ineligible to incorporate by reference on Form
       S-1. Please amend your registration statement to include all disclosure required by
       Form S-1 or file your Form 10-K for the fiscal year ended June 30, 2025, and update accordingly. Please refer to General Instruction VII.C. of Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets